Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

February 6, 2023

VIA E-MAIL ATTACHMENT

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goldenwell Biotech, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021 Filed April 1, 2022 Response Dated October 5, 2022 File No. 000-56275

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 19, 2022.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response. Please note that all references to page numbers in the responses refer to the page numbers of the Company’s Amendment No. 1 to Form 10-K, filed concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis

General, page 11

1.

We note that you have proposed revisions to various disclosures that will appear in an amendment to your annual report in response to prior comment one. Please further revise your disclosures and financial statements to address the following additional points.

•

We note that you deleted the reference to Gagfare Limited which was previously identified as a wholly-owned subsidiary that is incorporated in Hong Kong, also party to an agreement under which it would share 50% of earnings generated though certain website and mobile application platforms. Update your disclosure to explain what became of this entity and to describe the status of the agreement and the nature and extent of any business operations or plans, including any activities that would be conducted in the People’s Republic of China (PRC), Hong Kong or Macau.

Company response: The disclosure related to Gagfare Limited was mistaken disclosure added by counsel to the Company. Gagfare Limited has never had and has no affiliation with the Company in any way. Accordingly, the Company has simply removed reference to Gagfare Limited.

•	Revise the amounts reported as Total Assets and Stockholders’ Equity in the Financial Summary on page 4 to agree with the corresponding amounts on page F-2.

Company response: The Company has revised its disclosure on page 4 in compliance with this comment.

•	Reposition the “Other income and expenses” group of line items on page F-3 to precede “Net loss before income taxes” and correct the measure of “Net loss before income taxes” reported on pages 11 and F-3.

Company response: The Company has revised its disclosure on pages F-3 and 11.

•

Expand the disclosure under Plan of Operation on page 11 to describe the circumstances under which you generated $15,967 in revenues from sales of your nutraceutical and dietary supplements, to clarify how this activity reconciles with disclosure under Going Concern on page 11, which states that no revenues are anticipated until you complete a financing and implement your business plan.

Company response: Under the Going Concern header on page 11, the Company has revised its disclosure that, “Substantially greater revenues are not anticipated until…,” the Company completes the financing it endeavors to obtain.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 12

2.

We note that you have added disclosure in the last paragraph on page 12, in response to prior comment two, of material hurdles to complete before you can sell your products commercially, and estimates of funding and the amount of time required to complete these activities. Please revise the accompanying disclosure, clarifying that you do not have any financing arranged and cannot provide investors with any assurance of being able to fund your exploration activities, to either correct this reference to exploration activities, or to explain how these activities reconcile with those described as the material hurdles.

Company response: The Company has removed the word “exploration” on page 12.

Report of Independent Registered Public Accounting Firm, page F-1

3.

We note that in response to prior comment three, you modified your Table of Contents on page 15 to include a reference to an audit report of Michael Gillespie & Associates, and revised the Exhibit Index on page 25 to list the firms consent.

We understand that you will be filing the audit report and consent of this prior auditor along with the audit report of your present auditor in an amendment to your annual report.

Please confirm that you have made appropriate arrangements with the prior auditor for a reissuance of their opinion in response to this comment.

Company response: The Company has filed the audit report from its prior auditor as page F-2 and a corresponding consent as Exhibit 23.1.

Please contact the undersigned with any further questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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